FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of March 2005

Commission File Number _____ 0-16174 _____

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190
Petach Tikva 49131 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-_____

 

Teva Pharmaceutical Industries Ltd.   Active Biotech AB
Web Site: www.tevapharm.com   Web Site: www.activebiotech.com

_____

FOR IMMEDIATE RELEASE

Contacts:

Teva: **Active Biotech:**
Dan Suesskind
Chief Financial Officer
Teva Pharmaceutical Industries Ltd.   Sven Andréasson
+ 972-2-589-2840   President and CEO

George Barrett   Tomas Leanderson
President and CEO   Chief Scientific Officer
Teva North America
(215) 591-3030   Cecilia Hofvander
                                             Manager Corporate Communication
Dorit Meltzer
Director, Investor Relations   Active Biotech AB
Teva Pharmaceutical Industries Ltd.   +46 46 19 20 00
+ 972-3-926-7554

Teva and Active Biotech Announce That Laquinimod Phase II Data Has Been Published Today in Neurology

Jerusalem, Israel and Stockholm, Sweden, March 22, 2005 - Teva Pharmaceutical Industries Ltd (NASDAQ:TEVA) and Active Biotech AB (Stockholm: ACTI.ST) announced today that the final report of the Phase II study of laquinimod, which was successfully concluded in September 2003, has been published today in NEUROLOGY:

"Treatment with laquinimod reduces development of active MRI lesions in relapsing MS" by C. Polman, F. Barkhof, M. Sandberg-Wollheim, A. Linde, O. Nordle and T. Nederman".
Neurology 2005; vol.64, No.6 p. 987

Laquinimod is a novel immunomodulatory substance developed by Active Biotech. It has the potential to be the first orally-available disease modifying treatment for multiple sclerosis (MS).

In June 2004, Teva and Active Biotech signed an agreement for the future global development and commercialization of laquinimod.

The objective of the concluded Phase II study was to evaluate, in relapsing MS patients, the efficacy of 2 doses of laquinimod compared to placebo, based on its ability to suppress the development of active MRI lesions, as well as its safety and tolerability. It was concluded that daily treatment with laquinimod at a dose of 0.3 mg, reduced the mean cumulative number of active lesions by **44%** compared to placebo ($p<0.05$) Its safety profile was very favorable; there were no clinical signs of undesired inflammatory manifestations.

Currently, additional Phase II studies are ongoing, aimed at evaluating the benefit of higher doses of laquinimod.

About Multiple Sclerosis (MS)
Multiple sclerosis (MS) is a chronic, progressive disease of the central nervous system. It is the most common neurological disease causing disability in young adults. It has been described as an autoimmune disease because it is one of many diseases in which the immune system attacks healthy areas of the body as if they were foreign. In MS, these attacks are aimed at the central nervous system. The central nervous system is made up of nerves covered by a substance called *myelin,* which is similar to insulation protecting electrical wires because it surrounds and protects nerve fibers. When myelin or the nerve fiber is destroyed or damaged, the nerves cannot send electrical impulses to and from the brain, causing the onset of MS symptoms.

About Teva
Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 25 pharmaceutical companies and among the largest generic pharmaceutical companies in the world. The company develops, manufactures, and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients. Close to 90 percent of Teva's sales are in North America and Europe. Teva's innovative R&D focuses on developing novel drugs for diseases of the central nervous system.

About Active Biotech
*Active Biotech AB i*s a biotechnology company focusing on research and development of pharmaceuticals. Active Biotech has a strong R&D portfolio and pipeline products with focus on autoimmune/inflammatory diseases and cancer. Most advanced project is laquinimod, an orally administered small molecule with unique immunomodulatory properties for the treatment of multiple sclerosis, as well as a novel concept for use in cancer immunotherapy, ANYARA (TTS).



Teva Pharmaceutical Industries Ltd.   Web Site: www.tevapharm.com

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Registrant)

By: /s/ Dan Suesskind
           Name: Dan Suesskind
           Title: Chief Financial Officer

Date: March 22, 2005